UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

BOW RIVER CAPITAL EVERGREEN FUND

(Name of Subject Company (Issuer))

BOW RIVER CAPITAL EVERGREEN FUND

(Name of Filing Person(s) (Issuer))

CLASS I SHARES
(Title of Class of Securities)

102163102
(CUSIP Number of Class of Securities)

Jeremy Held

Bow River Asset Management LLC

205 Detroit, Suite 800

Denver, CO 80206

(303) 861-8466

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

July 23, 2021

(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$6,580,893(a)	Amount of Filing Fee:	$717.98(b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.

(b)	Calculated at $109.10 per $1,000,000 of the Transaction Valuation.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$717.98
Form or Registration No.:	SC-TO-I
Filing Party:	Bow River Capital Evergreen Fund
Date Filed:	July 23, 2021

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the U.S. Securities and Exchange Commission on July 23, 2021 by Bow River Capital Evergreen Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to repurchase up to five percent (5%) of its Class I shares (“Shares”) or an aggregate amount of up to 190,692.84 Shares, on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits 99.B and 99.C to the Statement on July 23, 2021.

This final amendment to the Statement is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	Holders of Shares of the Fund (“Shareholders”) that desired to tender Shares, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on August 20, 2021.

2.	Valuation Date of the Shares tendered pursuant to the Offer was September 3, 2021.

3.	The net asset value of Shares tendered and accepted by the Fund pursuant to the Offer was calculated as of September 3, 2021 in the amount of $60,511.

4.	The payment of the purchase price of Shares or portions of Shares tendered was made to each Shareholder whose tender was accepted for purchase by the Fund in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

BOW RIVER CAPITAL EVERGREEN FUND

By:	/s/ Jeremy Held
Name:	Jeremy Held
Title:	President
Dated:	September 24, 2021

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